Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2009	2008	2007	2006	2005
Fixed charges:
Interest expense including
amortization of debt discount	$600	$511	$482	$477	$504
Portion of rentals representing an interest factor	155	226	237	243	220
Total fixed charges	$755	$737	$719	$720	$724
Earnings available for fixed charges:
Net income	$1,890	$2,335	$1,848	$1,598	$1,015
Equity earnings net of distributions	(42)	(53)	(69)	(59)	(48)
Income taxes	1,084	1,316	1,150	914	403
Fixed charges	755	737	719	720	724
Earnings available for fixed charges	$3,687	$4,335	$3,648	$3,173	$2,094
Ratio of earnings to fixed charges	4.9	5.9	5.1	4.4	2.9